Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross Acquires Strategic Nevada Assets

Strengthens portfolio with two quality mines in world-class jurisdiction

Large prospective land package offers clear path to upside potential

Toronto, Ontario – November 12, 2015 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has entered into a definitive asset purchase agreement to acquire 100% of the Bald Mountain (“Bald Mountain”) gold mine, which includes a large associated land package, and 50% of the Round Mountain (“Round Mountain”) gold mine in Nevada from Barrick Gold Corporation for $610 million in cash.1

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page four of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Strategic Rationale for Acquisition:

•	Value Enhancing – Accretive on a number of key per share metrics including production, cash flow, and mineral reserves and resources[2]. The acquisition will add approximately 430,000 gold equivalent ounces (Au eq. oz.) in annual average forecast production over the first three years and is expected to lower Kinross’ cost profile.
•	Unique opportunity – Strengthens portfolio with two quality, free cash flowing mines with mineral resource potential, located in a world-class mining jurisdiction.
•	Builds on Nevada and U.S. platform – Consolidates Round Mountain ownership, production in the United States increases by 56%. Strong fit with Kinross’ open-pit heap leach skillset and potential operational synergies.
•	Clear exploration upside potential – Promising mine life expansion potential from existing pits, and potential extensions to near-pit historic operations at Bald Mountain. The Bald Mountain property encompasses a 600 km2 prospective land package along the southern extension of the Carlin trend, the most prolific gold producing region in the United States. Kinross will leverage Barrick’s area expertise to explore and develop 40% of the land package outside the current core mining area as part of a 50/50 exploration joint venture.
•	Maintains Balance Sheet Strength and Liquidity – All cash transaction increases overall cash flow, lowers costs and enhances credit metrics.

“This strategic transaction represents a rare opportunity to add quality, free cash flowing assets that build on our platform in Nevada, one of the world’s most attractive mining jurisdictions. These assets will increase our production, and are expected to lower costs and add significant and well-defined mineral resource potential,” said J. Paul Rollinson, Kinross’ President and Chief Executive Officer. “We see a clear path to upside at both assets, with known mineralization extensions throughout the Bald Mountain land package and ongoing operational and continuous improvement initiatives at Round Mountain.”

Kinross will fund the transaction (subject to customary adjustments) with cash on hand and available liquidity. Post-transaction closing, Kinross’ balance sheet will remain strong with proforma liquidity of $1.9 billion. The transaction is expected to close mid-January, 2016, subject to approvals and the satisfaction of other conditions precedent.

Supplemental information: http://www.kinross.com/media/306933/111215%20supplemental%20information.pdf

1 For more information see Endnote 1 for Round Mountain and Endnote 2 for Bald Mountain on page five of this news release regarding mineral reserve and mineral resource estimates.

2 For more information see Endnote 1 for Round Mountain and Endnote 2 for Bald Mountain on page five of this news release regarding mineral reserve and mineral resource estimates.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Bald Mountain Overview

Bald Mountain is a low-cost producer with a large estimated mineral resource base. An open-pit, run-of-mine, heap leach gold mine, its operation is a strong fit with Kinross’ portfolio and provides an opportunity to leverage Kinross’ open pit heap leach expertise. The operation is expected to benefit from significant capital investments in equipment, infrastructure, stripping and drilling over the past five years, positioning Bald Mountain to be a low-cost producer going forward. The mine is expected to have an annual production range of 175,000-300,000 Au eq. oz. with an annual cost of sales range of $450-$1,000 per Au eq. oz. and an annual all-in sustaining cost3 range of $700-$1,130 per Au eq. oz. over the three-year period from 2016 through 2018.

As at December 31, 2014, Bald Mountain had proven and probable gold reserves of 1.36 million ounces based on 60 Mt at 0.70 g/t and additional measured and indicated gold resources of 4.16 million ounces based on 207 Mt at 0.63 g/t.2

Bald Mountain land package (approximately 600 km2)

Located along the southern extension of the prolific Carlin trend, the property is the largest mine site by area in the United States, and has numerous brownfield and greenfield exploration targets. It stretches approximately 40 km north to south and 15 km east to west, and is divided into three zones.

The North Zone encompasses the current core mining area (40% of land package), all current mineral reserves estimates and a portion of mineral resources estimates. Several existing and historic pits offer the opportunity for in-pit extensions, including the Top, Saga, RBM, Winrock, Rat, and Royale pits. The South Zone covers 20% of the overall land package and hosts economically attractive estimated mineral resources in the late stages of permitting. In addition, there is potential for extensions to historic operations, such as the Vantage and Yankee pits. The North and South zones will be 100% owned by Kinross and contain all reported mineral reserve and mineral resource estimates used by the Company to value the asset. The JV Zone (encompassing 40% of the package) lies between the North and South zones and is subject to a 50/50 exploration joint venture partnership with Kinross as the operator. Kinross believes in the prospectivity of the JV Zone and expects to leverage Barrick’s knowledge and experience in the area to realize its exploration potential.

Round Mountain Overview

Kinross is currently the 50% owner and operator of Round Mountain. This transaction will allow Kinross to consolidate its interest in one of the Company’s best run and established mines and advance promising initiatives to optimize the operation and potentially extend estimated mine life.

Round Mountain uses conventional open-pit mining methods and recovers gold using four independent processing operations including crushed ore leaching, run-of-mine ore leaching, milling and a gravity concentration circuit. The operation is beginning to realize the benefits of an ongoing long-term continuous improvement project known as Process Solution Management (PSM), which is focused on enhancing heap leach performance and improvements to recovery. In Q3 2015, Round Mountain became Kinross’ third-lowest cost operation, achieving its highest production in six years and lowest cost of sales per ounce in three years. Going forward, Kinross expects to realize continued benefits from leach pad operations, pumping and piping infrastructure optimization, gold recovery timing, and in leaching previously under-leached areas of the leach pads.

Round Mountain (on a 100% basis) is expected to have an annual production range of 340,000-430,000 Au eq. oz. with an annual cost of sales range of $820-900 per Au eq. oz. and an annual all-in sustaining cost3 range of $850-$1,000 per Au eq. oz. over the three-year period from 2016 through 2018.

Round Mountain scoping study on potential expansion

In December 2015, Kinross intends to begin a scoping study on a potential expansion at Round Mountain known as Phase W. A large zone of known mineralization exists at depth and to the west of the main Round Mountain pit. This mineralized material is not included in Kinross’ Annual Mineral Resource and Reserve Statement (AMMRS)2 because the material does not currently meet the required NI 43-101 classification. The scoping study will focus on building the mineral resource model by incorporating new drilling information and subsequent geologic interpretations to complete an optimized mine plan. The study is expected to be completed in Q2 2016.

3 Does not include corporate overhead cost allocation, ARO accretion or sustaining exploration costs.

p. 2 Kinross Acquires Strategic Nevada Assets	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

As at December 31, 2014, on a 50% basis, Round Mountain had proven and probable gold reserves of 0.69 million ounces based on 27 Mt at 0.79 g/t and additional measured and indicated gold resources of 0.44 million ounces based on 24 Mt at 0.58g/t.2

Advisors

RBC Capital Markets and TD Securities Inc. are acting as financial advisors to Kinross Gold Corporation, with Crowley Fleck PLLP acting as legal advisor.

Conference Call Information

A conference call to discuss the transaction will be held on Thursday, November 12, 2015 at 8:00 a.m. ET, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 4137 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 4137 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p. 3 Kinross Acquires Strategic Nevada Assets	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and any documents for which links are provided in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings “Strategic Rationale” and “Round Mountain scoping study on potential expansion”, and statements with respect to future estimates, forecasts and guidance and the realization of such thereof including but limited to the timing and amount of production; production costs of sales, all-in cost of sales; capital expenditures; cash flow; mineral reserves and mineral resources; mine life, as well as references to other possible events including, without limitation, opportunities, statements with respect to possible events or opportunities, such as continuous improvement initiatives; costs, timing and potential of the development of projects and new deposits; exploration, development and mining activities; and project studies. The words “anticipate”, “assumption”, “estimate”, ‘‘expected’’, “explore”, “focus”, “forward”, “indicate”, “initiative”, “intend”, “model”, “optimize”, “opportunity”, “plan”, “potential”, “project”, “promising”, “prospective”, “scoping”, “strategic”, “study”, “subject to”, “target” or “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full year 2014 Management’s Discussion and Analysis (“2014 MD&A”) as well as: (1) there being no significant disruptions affecting the operations of the Company; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations; (4) the applicable currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs being consistent with Kinross’ current expectations; and (10) access to capital markets being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates, or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees); fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United and other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate the acquisition of 100% of Bald Mountain, 50% of Round Mountain; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including but not limited to any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our 2014 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about Round Mountain and Bald Mountain (other than exploration activities) contained in this news release has been verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about exploration activities contained in this news release has been verified by Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

p. 4 Kinross Acquires Strategic Nevada Assets	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Endnotes

1 For more information regarding Kinross’ mineral reserves and mineral resources estimates, please refer to our Annual Mineral Reserve and Mineral Resource Statement as at December 31, 2014 (including the notes to that statement) contained in our news release dated February 10, 2015, which is available on our website at www.kinross.com. As operator, Kinross estimated mineral reserves and resources on a 100% basis as at December 31, 2014 but as at such date declared only its 50% share.

2 For more information regarding Barrick’s mineral reserves and mineral resources estimates, please refer to its Annual Mineral Reserve and Mineral Resource Statement as at December 31, 2014 (including the notes to that statement) contained in Barrick’s news release dated February 18, 2015, which is available at www.Barrick.com.

p. 5 Kinross Acquires Strategic Nevada Assets	www.kinross.com